Exhibit 99.2

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

LONDON, December 5, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE:GSL) (the "Company") announced today that the Company's Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of  its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") (NYSE:GSLPrB). The dividend represents payment for the period from October 1, 2019 to December 31, 2019 and will be paid on January 2, 2020 to all Series B Preferred Shareholders of record as of December 23, 2019.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including two 6,650 TEU containerships and two 6,080 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 249,622 TEU and an average age, weighted by TEU capacity, of 12.6 years as at September 30, 2019.
Including the four containerships that the Company has contracted to purchase, the average remaining term of the Company's charters at September 30, 2019, to the mid-point of redelivery, including options under owner's control, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $826 million. Contracted revenue was $913 million, including options under charterers' control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701

or

Leon Berman
212-477-8438